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January 30, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf and Erin Jaskot

Re:	Primech Holdings Pte. Ltd. Amendment No. 5 to Registration Statement on Form F-1 Filed December 15, 2022 File No. 333-264036

Dear Mr. Fetterolf and Ms. Jaskot:

On behalf of our client, Primech Holdings Pte. Ltd., a Singapore company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-1filed on December 15, 2022 (the “Registration Statement”) contained in the Staff’s letter dated January 11, 2023 (the “Comment Letter”).

The Company has publicly filed an amendment number 6 to registration statement on Form F-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 4 to Registration Statement on Form F-1 filed December 15, 2022

Risk Factors, page 15

1.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: The Company has revised page 37 in response to the Staff’s comments.

General

2.	We note your response to comment 3, as well as your revised disclosure that “[a]ny shares sold by the selling shareholder covered by this prospectus will only occur after the trading of our Ordinary Shares on the Nasdaq Capital Market, or Nasdaq, begins at prevailing market prices or in privately negotiated prices.” Please revise to clarify that the selling shareholder will sell their shares at prevailing market prices or in privately negotiated prices, if true. Please also include a placeholder for the date of effectiveness of this registration statement as well as your initial public offering price and/or most recent trading price, and confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response: The Company has revised the cover page of the resale prospectus in response to the Staff’s comments.

3.	We note your response to comment 5, as well as your revised disclosure on page Alt-13 that you will have 32,500,000 “Ordinary Shares outstanding before the Resale Offering.” However, your disclosure on the Resale Offering prospectus cover page indicates that you will not commence the Resale Offering until the closing of the IPO. Please therefore revise to clarify that you will have 37,500,000 shares outstanding immediately before the Resale Offering, assuming the issuance by you of 5,000,000 shares in your IPO, if true.

Response: The Company has revised page Alt-13 in response to the Staff’s comments.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Ken Ho